Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER OF 2016 RESULTS

Backlog of orders at $6.8 billion; Revenues at $721 million;
Non-GAAP Net income of $51 million; GAAP net income of $52 million; Non-GAAP net EPS of $1.20; GAAP net EPS of $1.22

Haifa, Israel, May 17, 2016 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended March 31, 2016.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our first quarter financial results, especially our solid growth in backlog which provides us with strong revenue visibility over the long term.  We are also encouraged by the gradual trend, over the past few years, of improving gross margins which is as a result of the efforts we have taken to operate efficiently, improve internal processes while harvesting synergies across our various business units.  The ongoing growth in the backlog coupled with an improving environment for defense spending throughout the world, positions us well to continue our long-term growth for the foreseeable future.”

First quarter 2016 results:

Revenues in the first quarter of 2016 were $721.2 million, as compared to $706.6 million in the first quarter of 2015.

Non-GAAP (*) gross profit amounted to $220.1 million (30.5% of revenues) in the first quarter of 2016, as compared to $206.4 million (29.2% of revenues) in the first quarter of 2015. GAAP gross profit in the first quarter of 2016 was $212.2 million (29.4% of revenues), as compared to $201.2 million (28.5% of revenues) in the first quarter of 2015. The improvement in the gross profit rate was mainly due to mix of product sold in the quarter and overall improvement of operations.

Research and development expenses, net were $56.0 million (7.8% of revenues) in the first quarter of 2016, as compared to $55.6 million (7.9% of revenues) in the first quarter of 2015.

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* see page 3

Earning Release

Marketing and selling expenses, net were $61.0 million (8.5% of revenues) in the first quarter of 2016, as compared to $51.3 million (7.3% of revenues) in the first quarter of 2015. The marketing and selling expenses in the first quarter of last year were unusually low as a percentage of revenues.

General and administrative expenses, net were $38.9 million (5.4% of revenues) in the first quarter of 2016, as compared to $34.4 million (4.9% of revenues) in the first quarter of 2015. The increase in the General and administrative expenses in the first quarter of 2016 was mainly due to cost of the phantom bonus retention plan associated with G&A expenses.

Other operating income, net in the first quarter of 2016 amounted to $7 million. The amount reflects a net gain related to the revaluation of investment in an Israeli subsidiary that was deconsolidated in the quarter due to third party investment.

Non-GAAP(*) operating income was $66.9 million (9.3% of revenues) in the first quarter of 2016, as compared to $69.5 million (9.8% of revenues) in the first quarter of 2015. GAAP operating income in the first quarter of 2016 was $63.3 million (8.8% of revenues), as compared to $59.8 million (8.5% of revenues) in the first quarter of 2015.

Financial expenses, net were $1.7 million in the first quarter of 2016, as compared to $5.7 million in the first quarter of 2015. The lower financial expenses in the first quarter of 2016 were mainly a result of gain from various currencies exchange rate differences.

Other income, net in the first quarter of 2016 is a result of a capital gain related to the sale of real estate that was acquired in prior years.

Taxes on income were $12.7 million (effective tax rate of 19.4%) in the first quarter of 2016, as compared to $8.6 million (effective tax rate of 15.9%) in the first quarter of 2015. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and prior years adjustments in the first quarter of 2015.

Net income attributable to non-controlling interests was $0.5 million in the first quarter of 2016, as compared to $0.9 million in the first quarter of 2015.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2016 was $51.2 million (7.1% of revenues), as compared to $52.6 million (7.4% of revenues) in the first quarter of 2015. GAAP net income in the first quarter of 2016 was $52.3 million (7.3% of revenues), as compared to $44.6 million (6.3% of revenues) in the first quarter of 2015.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.20 for the first quarter of 2016, as compared to $1.23 for the first quarter of 2015. GAAP diluted earnings per share in the first quarter of 2016 were $1.22, as compared to $1.04 for the first quarter of 2015.

The Company’s backlog of orders for the quarter ended March 31, 2016, totaled $6,775 million, as compared to $6,270 million as of March 31, 2015. Approximately 65% of the current backlog is attributable to orders from outside Israel. Approximately 63% of the current backlog is scheduled to be performed during 2016 and 2017.

Operating cash flow for the quarter ended March 31, 2016, was $24.5 million, as compared to $83.9 million in the quarter ended March 31, 2015.

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* see page 3

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015

GAAP gross profit	212.2	201.2	897.1
Adjustments:
Amortization of purchased intangible assets	7.9	5.2	29.9
Non-GAAP gross profit	220.1	206.4	927.0
Percent of revenues	30.5%	29.2%	29.8%

GAAP operating income	63.3	59.8	268.6
Adjustments:
Amortization of purchased intangible assets	10.6	9.7	48.1
Gain from changes in holdings	(7.0)	—	—
Non-GAAP operating income	66.9	69.5	316.7
Percent of revenues	9.3%	9.8%	10.2%

GAAP net income attributable to Elbit Systems’ shareholders	52.3	44.6	202.5
Adjustments:
Amortization of purchased intangible assets	10.6	9.7	48.1
Capital Gain	(3.9)	—	—
Gain from changes in holdings	(7.0)	—	—
Related tax benefits	(0.8)	(1.7)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	51.2	52.6	242.4
Percent of revenues	7.1%	7.4%	7.8%

GAAP diluted net EPS	1.22	1.04	4.74
Adjustments, net	(0.02)	0.19	0.93
Non-GAAP diluted net EPS	1.20	1.23	5.67

Earning Release

Recent Events:

On April 4, 2016, the Company announced that its subsidiary CYBERBIT Ltd. (CYBERBIT) was awarded contracts to supply intelligence and cyber analysis and research systems for a country in Asia-Pacific for an aggregate amount of approximately $22 million. The systems will be supplied over a two-year period.

On April 6, 2016, the Company announced that its subsidiary CYBERBIT was awarded a contract to supply intelligence and cyber analysis and research systems for a country in Africa. The contract, that is in an amount that is not material to Elbit Systems, will be supplied over a two-year period.

On April 19, 2016, the Company announced that its Australian subsidiary, Elbit Systems of Australia Pty Ltd. , was awarded a contract in an amount of approximately $30 million (approximately 40 million Australian dollars) by the Department of Defence of the Commonwealth of Australia for the supply of XACTth65 sights, a member of the Elbit Systems thermal weapon sight product family.

On April 26, 2016, the Company announced that it was awarded an approximately $20 million contract from a Western European country for the supply of tactical mobile radios from the new and advanced E-LynX™ Software Defined Radios (SDR) family. The contract will be performed over a three-year period.

On May 9, 2016, the Company announced that Elbit Systems of America’s subsidiary, M7 Aerospace LLC (M7), was awarded a $7.5 million Firm, Fixed Price contract by the U.S. Navy to perform modifications on United States Naval Test Pilot School’s (USNTPS) C-26 aircraft. The contract will be completed in 2016.

Dividend:

The Board of Directors declared a dividend of $0.40 per share for the first quarter of 2016. The dividend’s record date is May 26, 2016. The dividend will be paid from income generated as Preferred Income, on June 6, 2016, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, May 17, 2016 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2016	2015
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$265,614	$299,322
Short-term bank deposits and marketable securities	38,709	33,102
Trade and unbilled receivables, net	1,036,897	941,913
Other receivables and prepaid expenses	204,064	171,359
Inventories, net of customers advances	861,873	837,111
Total current assets	2,407,157	2,282,807

Investments in affiliated companies and partnerships	152,980	132,718
Long-term trade and unbilled receivables	120,484	152,463
Long-term bank deposits and other receivables	25,580	15,765
Deferred income taxes, net	46,910	52,619
Severance pay fund	275,260	270,151
	621,214	623,716

Property, plant and equipment, net	450,165	449,759
Goodwill and other intangible assets, net	759,385	770,276
Total assets	$4,237,921	$4,126,558

Liabilities and Equity
Short-term bank credit and loans	$3	$—
Current maturities of long-term loans and Series A Notes	116,323	113,359
Trade payables	368,504	347,366
Other payables and accrued expenses	825,448	739,867
Customer advances in excess of costs incurred on contracts in progress	366,523	437,202
	1,676,801	1,637,794

Long-term loans, net of current maturities	143,548	165,971
Series A Notes, net of current maturities	237,448	226,758
Employee benefit liabilities	389,307	381,641
Deferred income taxes and tax liabilities, net	43,330	44,738
Customer advances in excess of costs incurred on contracts in progress	185,292	167,601
Other long-term liabilities	102,074	99,668
	1,100,999	1,086,377

Elbit Systems Ltd.'s equity	1,451,693	1,394,334
Non-controlling interests	8,428	8,053
Total equity	1,460,121	1,402,387
Total liabilities and equity	$4,237,921	$4,126,558

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
Revenues	$721,211	$706,622	$3,107,581
Cost of revenues	508,971	505,424	2,210,528
Gross profit	212,240	201,198	897,053

Operating expenses:
Research and development, net	56,047	55,613	243,416
Marketing and selling, net	60,997	51,329	239,366
General and administrative, net	38,944	34,412	145,693
Other operating income, net	(7,032)	—	—
Total operating expenses	148,956	141,354	628,475
Operating income	63,284	59,844	268,578

Financial expenses, net	(1,721)	(5,673)	(20,240)
Other income , net	3,896	67	216
Income before income taxes	65,459	54,238	248,554

Taxes on income	(12,670)	(8,649)	(46,235)
	52,789	45,589	202,319

Equity in net earnings (loss) of affiliated companies and partnerships	20	(128)	4,542
Net income	$52,809	$45,461	$206,861
Less: net income attributable to non-controlling interests	(488)	(896)	(4,352)
Net income attributable to Elbit Systems Ltd.'s shareholders	$52,321	$44,565	$202,509

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.22	$1.04	$4.74
Diluted net earnings per share	$1.22	$1.04	$4.74

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,734	42,690	42,711
Shares used in computation of diluted earnings per share	42,748	42,713	42,733

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,809	$45,461	$206,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,241	27,836	122,354
Stock-based compensation	25	62	139
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(92)
Deferred income taxes and reserve, net	6,241	(780)	15,928
Loss (gain) on sale of property, plant and equipment	(3,788)	428	1,742
Loss (gain) on sale and revaluation of investments	(7,019)	(182)	33
Equity in net earnings (loss) of affiliated companies and partnerships, net of dividend received (*)	(19)	628	19,999
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	(91,043)	64,772	31,860
Decrease (Increase) in inventories, net	(24,762)	(29,083)	39,801
Increase (decrease) in trade payables, other payables and accrued expenses	112,343	(12,399)	(74,280)
Severance, pension and termination indemnities, net	3,445	1,404	(799)
Increase (decrease) in advances received from customers	(52,989)	(14,262)	71,282
Net cash provided by operating activities	24,461	83,862	434,828
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(21,671)	(27,332)	(99,175)
Acquisition of subsidiaries and business operations	—	(300)	(141,436)
Investments in affiliated companies and other companies	(14,490)	—	(23,852)
Deconsolidation of subsidiary	(1,538)	—	—
Proceeds from sale of property, plant and equipment	8,134	3,866	11,563
Investment in long-term deposits	(23)	(36)	(396)
Proceeds from sale of long-term deposits	88	89	721
Investment in short-term deposits and marketable securities	(19,982)	(28,060)	(57,175)
Proceeds from sale of short-term deposits and marketable securities	14,760	67,337	128,187
Net cash provided by (used in) investing activities	(34,722)	15,564	(181,563)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	419	627	1,616
Repayment of long-term loans	(23,869)	(126,002)	(226,635)
Proceeds from long-term loans	—	—	196,550
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	—	—	(69,792)
Change in short-term bank credit and loans, net	3	(476)	(557)
Net cash used in financing activities	(23,447)	(125,851)	(154,350)
Net increase (decrease) in cash and cash equivalents	(33,708)	(26,425)	98,915
Cash and cash equivalents at the beginning of the year	299,322	200,407	200,407
Cash and cash equivalents at the end of the period	$265,614	$173,982	$299,322
* Dividend received from affiliated companies and partnerships	$—	$500	$24,541

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2016		2015		2015
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	283.9	39.4	285.4	40.4	1,225.7	39.4
Land systems	138.5	19.2	130.2	18.4	558.7	18.0
C4ISR systems	221.4	30.7	219.9	31.1	995.2	32.0
Electro-optic systems	53.4	7.4	46.7	6.6	231.9	7.5
Other (mainly non-defense engineering and production services)	24.0	3.3	24.4	3.5	96.1	3.1
Total	721.2	100.0	706.6	100.0	3,107.6	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2016		2015		2015
	$ millions	%	$ millions	%	$ millions	%
Israel	143.1	19.8	135.7	19.2	616.6	19.8
North America	178.1	24.7	203.0	28.7	838.9	27.0
Europe	114.3	15.8	101.9	14.4	497.6	16.0
Asia-Pacific	212.7	29.5	175.0	24.8	800.3	25.8
Latin America	63.1	8.8	87.6	12.4	325.4	10.5
Other countries	9.9	1.4	3.4	0.5	28.8	0.9
Total	721.2	100.0	706.6	100.0	3,107.6	100.0